As filed with the Securities and Exchange Commission on April 21, 2015

Registration No.333-123139

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST EFFECTIVE AMENDMENT TO FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

SUBSEA 7 S.A.
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer's name into English)

Luxembourg
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
 (Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100
 (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

Subsea 7 (US) LLC
Attention: Legal Director
10787 Clay Road
Houston, Texas 77041
(713) 430-1100
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005
(212) 250-9100

It is proposed that this filing become effective under Rule 466
☐       immediately upon filing
☐      on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one Common Share, par value $2.00, of Subsea 7 S.A.	N/A	N/A	N/A	N/A
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Post-Effective Amendment to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Second Amended and Restated Deposit Agreement filed as Exhibit (a) to this Post-Effective Amendment to Registration Statement on Form F-6 and incorporated herein by reference.

Item 1.        DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt

2.	Title of Receipts and identity of deposited securities		Face of Receipt, Top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt, Upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Article (15)

	(iii)	The collection and distribution of dividends	Articles (2), (4), (8), (9), (13) and (21)

	(iv)	The transmission of notices, reports and proxy soliciting material	Articles (12), (14), (15) and (21)

	(v)	The sale or exercise of rights	Articles (2), (6), (9), (13) and (21)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles (3), (4), (6), (8), (9), (13) and (16)

	(vii)	Amendment, extension or termination of the deposit arrangements	Articles (20) and (21) (no provision for extensions)

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article (12)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles (2), (4), (6), (8) and (22)

	(x)	Limitation upon the liability of the depositary	Articles (10), (17) and (18)

(3)	Fees and charges which may be imposed directly or indirectly against holders of Receipts		Article (9)

Item 2. AVAILABLE INFORMATION			Article (12)

(a) As set forth in Article (12) of the Form of Receipt constituting the prospectus included herein, Subsea 7 S.A. (also referred to as the "Company") publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act of 1934") on its Internet Web site (www.subsea7.com) or through an electronic information delivery system generally available to the public in its primary trading market.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)
Second Amended and Restated Deposit Agreement, dated as of               , 2015 by and among the Company, Deutsche Bank Trust Company Americas, as depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). - Filed herewith as Exhibit (a).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. - Not Applicable.

(d)
Opinion of counsel to the Depositary as to the legality of the securities being registered. - Filed as Exhibit (d) to Form F-6 (File Number 333-123139), dated June 10, 2002, and incorporated herein by reference

(e)	Certification under Rule 466. – Not Applicable.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. - Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Second Amended and Restated Deposit Agreement, by and among the Company, Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F 6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in  New York, New York on April 21, 2015.

Legal entity created by the Second Amended and Restated Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing one Common Share, par value $2.00, of the Company.

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ James Kelly
Name: James Kelly
Title: Vice President

By:	/s/ Christopher Konopelko
Name: Christopher Konopelko
Title: Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Subsea 7 S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of London on April 21, 2015.

Subsea 7 S.A.

By:	/s/ Jean Cahuzac
Name: Jean Cahuzac Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on April 21, 2015.

Name	Title

By: /s/ Jean Cahuzac Name: Jean Cahuzac	Chief Executive Officer and Director (Principal Executive Officer)

By: /s/ Kristian Siem * Name: Kristian Siem	Chairman of the Board

By: /s/ Ricardo Rosa Name: Ricardo Rosa	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

By: /s/ Peter Mason * Name: Peter Mason	Director

By: /s/ Dod Fraser * Name: Dod Fraser	Director

By: /s/ Robert Long * Name: Robert Long	Director

By: _______________ Name: Eystein Eriksrud	Director

By: /s/ Allen Stevens * Name: Allen Stevens	Director

*By: Jean Cahuzac Name: Jean Cahuzac Title: Power of Attorney

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES OF THE REGISTRANT

Pursuant to the requirements of the United States Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Subsea 7 S.A., has signed this Post-Effective Amendment to Registration Statement on Form F-6 on April 21, 2015.

Subsea 7 (US) LLC, as authorized representative

By:	/s/ Laura Butler
Name: Laura Butler Title: Legal Director

INDEX TO EXHIBITS

Exhibit Number
(a)	Form of Second Amended and Restated Deposit Agreement